FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
Marcus, J M McMahon
†
, D N Murray, D M J N
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
MEDIA RELEASE
Gold Fields’ South Af
additio
Johannesburg, March 17, 2008
(NYSE, JSE, DIFX: GFI) Gold Fie
the national electricity utility, Esk
Gold Fields that the company had
power for use at its Kloof and Drie
This increases the total power a
mines to 566 MW, or 95% of
profile.
Terence Goodlace, Head of Go
welcomed this as a very positive
“The granting of additional powe
help saving jobs at Driefontein and
With the additional power, Gold
planning and re-consider the
Driefontein as well as Nos. 3 and
been downscaled or had produc
power constraints in January.
There is no additional supply of po
gold mines, but Gold Fields beli
current levels of electricity supp
which Beatrix operates and the n
underway at South Deep.
It must be pointed out, however,
will not prevent the forecast produ
current quarter (Q3F08).
Goodlace added: “We thank all s
strategic importance of the gold
will continue to use the powe
sparingly, and will also continue,
ways to conserve power, while
allocated to us to the widest benef
e

(Chief Executive Officer), K Ansah
#
, N J Holland
†
(Chief Fin
cube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
rican operations receive
nal power
: Gold Fields Limited (“Gold Fields“)
lds Limited is pleased to confirm that
om, on Friday, March 14, informed
been granted an additional 26MW of
fontein gold mines in South Africa.
vailable to Gold Fields’ South African
the historical average consumption
ld Fields’ South African Operations,
development and said:
r to our mines will go a long way to
 Kloof gold mines.”
Fields can now re-examine its mine
future of Nos. 6 and 7 Shafts at
8 Shafts at Kloof. These shafts have
tion stopped since the onset of the
wer to either Beatrix or South Deep
eves these operations can function at
ly owing to the shallower depth at
ature of the restructuring operations
 that the additional power allocation
ction losses of more than 20 % in the
takeholders who have recognized the
mining industry for South Africa. We
r allocated to us strategically and
with the rest of South Africa, to seek
 maximizing that which has been
fit possible.”
ends
ancial Officer), J G Hopwood, G
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Enquires
Enquires
Enquires
Andrew Davidson
Tel
+27 11 644-2638
Fax
+27 11 484-0639
Mobile 082 667 7203
Reidwaan Wookay
Tel
+27 11 644-2665
Fax
+27 11 484-0639
Mobile 084 878 4566

Investor Enquiries:
Willie Jacobsz
Tel: 011-644-2460
Mobile: 082 493 1377
Media Enquiries:
Andrew Davidson
Tel: 011-644-2638
Mobile: 082 667 7203
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more thanfour million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of
252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited
South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 17 March 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs